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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                Amendment No. 8


                                      To

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
  UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                            ------------------------

                               WYANT CORPORATION
                       (Name of Subject Company (Issuer))
                         ------------------------------

                           PERKINS ACQUISITION CORP.

                              PERKINS PAPERS LTD.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   982855108
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                            MICHELE BEAUCHAMP, ESQ.
                              PERKINS PAPERS LTD.
                          77, MARIE-VICTORIN BOULEVARD
                                CANDIAC, QUEBEC
                                 J5R 1C3 CANADA
                           TELEPHONE: (450) 444-6400
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                         ------------------------------

                                   COPIES TO:

                             SANDY K. FELDMAN, ESQ.
                              FELDMAN & ASSOCIATES
                              10 EAST 40TH STREET
                            NEW YORK, NEW YORK 10016

                           TELEPHONE: (212) 481-3700
                           -------------------------



                            ------------------------
                                NOVEMBER 6, 2000
                            ------------------------


                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                   $16,907,936                                          $3,381.59

*    For purposes of calculating amount of filing fee only. The amount assumes
     (i) the purchase by Perkins Acquisition Corp. of 2,270,617 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Wyant Corporation (the "Company"), at a purchase price in cash of $4.00 per share, representing all the Common Stock outstanding as of August 29, 2000,
     (ii) the purchase by Perkins Papers Ltd. of 1,333,333 shares of Class E Exchangeable Preferred Stock of Wood Wyant Inc., a Canada corporation and a wholly owned subsidiary of the Company, exchangeable on a one-for-one basis for shares of Common Stock, at a purchase price in cash of $4.00 per share, pursuant to the Stock Purchase Agreement as defined, and further described, in the Offer to Purchase, and (iii) the payment by Perkins Acquisition Corp. to holders of certain employee stock options, whether or not now exercisable or vested, of an amount in cash equal to the difference between $4.00 over the exercise price of such options (the "Option Payments"), pursuant to the Merger Agreement as defined, and further described, in the Offer to Purchase, in an aggregate amount of $328,898; the total number of outstanding employee stock options is 623,034, and the fee hereunder is calculated on the basis of this number times the $4.00 per share purchase price, although not all such outstanding options are "in the money" and subject to the Option Payments.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   2,948.94(1)
                            432.65(2)
                          --------
                          3,381.59

Form or Registration No.: Schedule TO-T(1)
                          Schedule TO-T(Amendment No. 2)(2)

Filing Party: Perkins Papers Ltd.
              Perkins Acquisition Corp.

Date Filed: September 8, 2000(1)
            September 25, 2000(2)


/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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


    This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000, as amended and supplemented on September 21 (Amendment No. 1), September 25 (Amendment No. 2), October 3 (Amendment No. 3), October 6 (Amendment No.4), October 13 (Amendment No. 5), October 20 (Amendment No. 6), and October 27, 2000 (Amendment No. 7) (the "Schedule TO") relating to the offer by Perkins Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Perkins Papers Ltd., a Canada corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Wyant Corporation, a New York corporation (the "Company"), at a purchase price of $4.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 as amended and supplemented (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Parent is a subsidiary of Cascades Inc., a Quebec corporation ("Cascades"). This Amendment to Schedule TO is being filed on behalf of the Purchaser and Parent.


    Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.


ITEM 12.  EXHIBITS.

      The Offer to Purchase annexed as Exhibit (a)(1)(A) of the Statement is hereby amended as follows:

      1. SECTION 11 OF THE OFFER TO PURCHASE "CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF THE OFFER" (page 21) is hereby amended by inserting at the conclusion of the carryover paragraph on page 22 the following:

            During each of the April 26 meeting and the May 8 meeting Mr. Wyant presented the Company's most recent financial results and he urged Mr. Lemaire to offer $3.50 per Share. Mr. Lemaire maintained that Parent's assessment of the financial results of the Company did not warrant paying any more than $3 per Share.

      2. SECTION 8 OF THE OFFER TO PURCHASE "CERTAIN INFORMATION CONCERNING THE COMPANY" (page 18) is hereby amended by inserting at the conclusion of the table entitled "Wyant Corporation Selected Financial Data" (page 18) the following:

            The foregoing selected financial data does not reflect the "potential accounting irregularities" at the Company's IFC Disposables, Inc. subsidiary, announced by the Company in its October 2, 2000 press release and subsequent filings with the SEC. The Company has restated such selected financial data to reflect such "potential accounting irregularities" as follows:

                                WYANT CORPORATION
                       SELECTED FINANCIAL DATA (RESTATED)
                    (in thousands, except per share amounts)

                                                                                SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31         JUNE 30
                                                -----------------------------   -----------------
                                                     1999     1998      1997      2000      1999
                                                     ----     ----      ----      ----      ----
                                                                                 (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net sales                                         $78,851  $67,124   $63,560   $39,536   $38,826
Gross profit                                       26,926   23,440    23,664    13,963    12,992
Income (loss) from continuing operations
before extraordinary gain                            (583)     245       864       618        (8)
Discontinued operations, net of income taxes          722    1,021      (581)        -       974
Extraordinary gain, net of income taxes                 -        -        92         -         -
Net income                                            139    1,266       375       618       966

PER COMMON SHARE:

BASIC
Income (loss) from continuing operations
before extraordinary gain                           (0.27)   (0.03)     0.19      0.12     (0.05)
Discontinued operations                              0.20     0.28     (0.16)        -      0.27
Net income (loss)                                   (0.07)    0.25      0.05      0.12      0.22

DILUTED
Income (loss) from continuing operations
before extraordinary gain                           (0.27)   (0.03)     0.19      0.12     (0.05)
Discontinued operations                              0.20     0.27     (0.16)        -      0.25
Net income (loss)                                   (0.07)    0.24      0.05      0.12      0.22


                                                                AS AT DECEMBER 31
                                                          ----------------------------   AT JUNE 30
                                                              1999      1998      1997      2000
                                                              ----      ----      ----      ----
BALANCE SHEET DATA:
Working capital of continuing operations                     7,071     1,379       (53)     6,854
Total assets                                                41,248    42,540    37,156     39,759
Long-term obligations(excluding current maturities)          2,391     3,888     1,998      2,245
Redeemable preferred shares                                  6,028     5,990     4,930      5,447
Cash dividends declared per common share                         -         -         -          -


      3. SECTION 12 OF THE OFFER TO PURCHASE "PURPOSE OF THE OFFER; THE MERGER AGREEMENT; THE STOCK PURCHASE AGREEMENT; THE CONFIDENTIAL DISCLOSURE AND STANDSTILL AGREEMENT; OPINION OF THE COMPANY'S FINANCIAL ADVISOR; PLANS FOR THE COMPANY; APPRAISAL RIGHTS; GOING PRIVATE TRANSACTIONS" (page 22) is hereby amended

      (i) by inserting at the conclusion of the section thereof entitled "The Stock Purchase Agreement" (page 27) the following:

            Additional terms of the Stock Purchase Agreement include the agreement of the Wyant Family not to transfer control over their Shares or any interest therein to any person; to vote their Shares in favor of the Merger Agreement and the Merger at any meeting of the Company's shareholders called for that purpose; and, in the event the Offer is terminated prior to the purchase by the Purchaser of the Wyant Family Shares, the Purchaser is entitled to purchase such Shares from the holders thereof.

         AMENDMENT OF STOCK PURCHASE AGREEMENT TO RESOLVE ISSUE OF "POTENTIAL ACCOUNTING IRREGULARITIES" AT COMPANY SUBSIDIARY

           THE STUDY BY THE PERKINS COMPANIES AND ITS CONCLUSION

            Following the Company's announcement in its October 2, 2000 press release and subsequent filings with the SEC of "potential accounting irregularities" at its IFC Disposables, Inc. subsidiary, Parent and the Purchaser extended the expiration of the Offer and Parent announced in its October 3 press release that

                  Perkins is currently studying the potential impact of this information on its tender offer announced on August 30, 2000, and commenced on September 8, 2000, for all outstanding shares of the common stock of Wyant Corporation. Once this study is completed, Perkins will promptly announce its effect, if any, on the tender offer.

            This study, which has included discussions with the Company and Mr. Wyant, has now been concluded. During the pendency of the study and discussions the Perkins Companies have extended the expiration of the Offer four times. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, November 13, 2000. Parent and the Purchaser have concluded that the "potential accounting irregularities" should result in a reduction in the overall acquisition cost to Parent and the Purchaser of more than $1 million. The Company has argued against this conclusion and in support of maintaining the $4.00 per Share price to be paid to all holders of the Company's Shares.

                      AMENDMENT TO STOCK PURCHASE AGREEMENT

            In order to provide the reduced cost to Parent and the Purchaser, while at the same time maintaining the $4.00 per Share price to be paid to all holders of the Company's Shares, the parties have agreed to amend the Stock Purchase Agreement to reduce the purchase price paid to Mr. Wyant for his Preferred Stock to $3.51 per share. The parties have also agreed to amend Mr. Wyant's employment agreement to reduce the amounts to be paid to him thereunder as a result of the change in control resulting from the closing of the Offer. This would result in an aggregate Preferred Stock purchase price reduction of approximately $650,000 (1,333,333 shares of Preferred Stock at $3.51 rather than $4.00), and an employment contract payment reduction of approximately $91,000 (C$130,000), for an aggregate reduced cost to the Perkins Companies of approximately $741,000.

            The foregoing amendment to the Stock Purchase Agreement and Mr. Wyant's Employment Agreement has been effected by a letter agreement among the parties, dated October 26, 2000 (the "Letter Agreement"). See Letter Agreement dated October 26, 2000, annexed as Exhibit (d)(4) to the Statement.

            The amendment to the Stock Purchase Agreement comes within the provisions of Rule 14e-5 under the Securities Exchange Act of 1934, as amended, which, among other things, prohibits any offeror in any tender offer, and any person acting on behalf of the offeror, from directly or indirectly purchasing or arranging to purchase any subject securities or any "related securities" other than pursuant to the tender offer. This prohibition applies from the time the tender offer is publicly announced until the tender offer expires. A "related security" is defined in Rule 14e-5(c)(6) to include "securities[, such as the Preferred Stock,] that are immediately convertible into, exchangeable for, or exercisable for subject securities."

            Although the Stock Purchase Agreement, prior to amendment, is excepted from the prohibitions of Rule 14e-5 by the exception contained in Rule 14e-5(b)(7) ("Purchases Pursuant to Contractual Obligations"), the amendment effected by the Letter Agreement during the pendency of the Offer brings the Stock Purchase Agreement within the prohibitions of the Rule. Therefore, Parent and the Purchaser requested of the SEC "no action" or exemptive relief to the effect that the Stock Purchase Agreement, as amended by the Letter Agreement, will not violate Rule 14e-5. On
      November 3, 2000 Parent and the Purchaser received such relief.

      (ii) by inserting at the conclusion (page 31) of the section thereof entitled "Opinion of the Company's Financial Advisor" (page 27) the following:

            Houlihan Lokey informs Parent and the Purchaser that the range of discount rates utilized was:

                  Wood Wyant        14% - 18%
                  IFC               14% - 18%,

      and that Houlihan Lokey developed indications of total enterprise value for each of Wood Wyant and IFC. Per share values were not calculated because of the need to account for cash, debt, and unallocated corporate overhead of Wyant Corp. not reflected in the concluded enterprise value of each of Wood Wyant and IFC.

            Per share  calculations  were only  completed at the Wyant
      Corp.   level.   The  divisional   valuation   indications   are
      summarized below:

            $ (000'S)


      -------------------------------------------------------------------
      TOTAL ENTERPRISE VALUE - WOOD WYANT
      -------------------------------------------------------------------
      -------------------------------------------------------------------
         Market Multiple Approach                  $18,000      $22,000
      -------------------------------------------------------------------
      -------------------------------------------------------------------
         Discount Cash Flow Approach                22,000       26,000
      -------------------------------------------------------------------
      -------------------------------------------------------------------
         Comparable Transaction Approach            24,000       27,000
      -------------------------------------------------------------------
      -------------------------------------------------------------------
         Concluded Total Enterprise Value Range    $21,500      $25,000
      -------------------------------------------------------------------


      -------------------------------------------------------------------
      TOTAL ENTERPRISE VALUE - IFC
      -------------------------------------------------------------------
      -------------------------------------------------------------------
         Market Multiple Approach                   $2,300       $2,800
      -------------------------------------------------------------------
      -------------------------------------------------------------------
         Discount Cash Flow Approach                 2,700        3,200
      -------------------------------------------------------------------
      -------------------------------------------------------------------
         Comparable Transaction Approach             3,000        3,500
      -------------------------------------------------------------------
      -------------------------------------------------------------------
         Concluded Total Enterprise Value Range     $3,000       $3,500
      -------------------------------------------------------------------

      4. SECTION 14 OF THE OFFER TO PURCHASE "CERTAIN CONDITIONS OF THE OFFER" (page 32) is hereby amended by inserting at the conclusion thereof (page 33) the following:

            Notwithstanding the existence of any condition to the Offer, upon the expiration thereof the Purchaser shall, as required by the foregoing Rule 14e-1(c), promptly either pay for or return the Shares tendered in the Offer; it cannot do neither while it attempts to resolve the condition.



ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:


     (a)(5)(vii)  Press Release issued by Perkins Papers Ltd. on
                  November 6, 2000.



     (d)(4) Letter Agreement dated October 26, 2000 among Parent, the Purchaser, the Company and James A. Wyant and certain members of his family amending the Stock Purchase Agreement.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       PERKINS ACQUISITION CORP.

                                                       By:             /s/ SUZANNE BLANCHET
                                                            -----------------------------------------
                                                                      Name: Suzanne Blanchet
                                                                         Title: President

                                                       PERKINS PAPERS LTD.

                                                       By:             /s/ SUZANNE BLANCHET
                                                            -----------------------------------------
                                                                      Name: Suzanne Blanchet
                                                               Title: President and Chief Executive
                                                                             Officer

Dated: November 6, 2000



                               INDEX TO EXHIBITS


EXHIBIT
NUMBER
-------
*(a)(1)(A)     Offer to Purchase dated September 8, 2000.

*(a)(1)(B)     Letter of Transmittal.

*(a)(1)(C)     Notice of Guaranteed Delivery.

*(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

*(a)(1)(E)     Letter to Clients for Use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

*(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

*(a)(1)(G)     Joint Press Release issued by Parent and the Company on
               August 30, 2000.

*(a)(1)(H)     Summary Advertisement published September 8, 2000.

*(a)(5)(i)     Press Release issued by Parent on September 21, 2000.

*(a)(5)(ii)    Press Release issued by Parent on October 3, 2000.

*(a)(5)(iii)   Press Release issued by Parent on October 6, 2000.

*(a)(5)(iv)    Press Release Issued by Parent on October 13, 2000.

*(a)(5)(v)     Press Release Issued by Parent on October 20, 2000.

*(a)(5)(vi)    Press Release Issued by Parent on October 27, 2000.

 (a)(5)(vii)   Press Release Issued by Parent on November 6, 2000.

 (b)           Not applicable.

 (c)           Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of August 30, 2000, among Parent, the Purchaser and the Company.

*(d)(2)        Stock Purchase Agreement dated August 30, 2000, among
               Parent, the Purchaser and James A. Wyant and certain members of his family.

*(d)(3)        Confidential Disclosure and Standstill Agreement dated June
               28, 2000, between Cascades Inc. and the Company.

 (d)(4)        Letter Agreement dated October 26, 2000 among Parent, the
               Purchaser, the Company and James A. Wyant and certain members of his family amending the Stock Purchase Agreement.

 (e)           Not applicable.

*(f)           Appraisal rights. New York Business Corporation Law Section
               910, "Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange"; Section
               623, "Procedure to enforce shareholders' right to receive payment for shares".

 (g)           Not applicable.

 (h)           Not applicable.

----------------------
*Previously filed.